Exhibit 99.1

Silvercorp Files Form 40-F Annual Report

Trading Symbol:           TSX/NYSE American: SVM

VANCOUVER, BC, June 5, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports that the Company has filed today its fiscal 2025 annual report on Form 40-F with the U.S. Securities and Exchange Commission ("SEC").

The Form 40-F, which includes the Company's fiscal 2025 annual audited financial statements, management's discussion and analysis, and annual information form, is available on the Company's website at https://www.silvercorp.ca/ and on the SEC's website at www.sec.gov. Printed copies of the Company's fiscal 2025 annual financial statements, management's discussion and analysis, annual information form and Form 40-F are available free of charge to Silvercorp's securityholders upon written request.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/silvercorp-files-form-40-f-annual-report-302474688.html

SOURCE Silvercorp Metals Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2025/05/c1738.html

%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:30e 05-JUN-25